51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company" or "Aduro")
542 Newbold St.
London, Ontario, Canada, N6E 2S5

Item 2 Date of Material Change

December 3, 2024

Item 3 News Release

The news release dated December 3, 2024 was disseminated via GlobeNewswire.

Item 4 Summary of Material Change

The underwriters of the Company's underwritten U.S. public offering (the "Offering") partially exercised their over-allotment option to purchase an additional 100,000 common shares at the public offering price of US$4.25 per share. After giving effect to the partial exercise of the over-allotment option, the Company sold an aggregate 1,041,177 common shares for gross proceeds of approximately US$4.43 million, before deducting underwriter discounts and other related expenses. The option closing date was December 3, 2024. The common shares began trading on The Nasdaq Capital Market on November 7, 2024 under the ticker symbol "ADUR."

Aduro expects to use the net proceeds from the Offering for ongoing research and development costs, expenditures related to the construction of its "Next Generation Process" unit and the remainder (if any) for general corporate purposes and working capital.

Craft Capital Management LLC acted as the representative of the underwriters, and D. Boral Capital LLC (formerly known as EF Hutton LLC) acted as the co-underwriter  for the Offering.

The common shares of the Offering referenced above were not offered to residents of Canada or persons in Canada. A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (the "SEC") (File Number: 333-280955), as amended, and was declared effective by the SEC on October 29, 2024. The Offering was made only by means of a prospectus forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from EF Hutton at 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhutton.com, or telephone at (212) 970-5150. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

Item 5 Full Description of Material Change

The material change is fully described in Item 4 above.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Mena Beshay, Chief Financial Officer
Telephone: 226-784-8889

Item 9 Date of Report

December 3, 2024